

December 15, 2014

Via E-mail
Chet Billingsley
Chief Executive Officer
Mentor Capital, Inc.
511 14th Street, Suite A-2, A-4, A-6
Ramona, CA 92065

> **Re: Mentor Capital, Inc.**
> **Form 10-12G**
> **Filed November 19, 2014**
> **File No. 000-55323**

Dear Mr. Billingsley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

Item 1. Business, page 3

2.   We note your disclosure on page 3 that you may receive as much as $23 million in warrant proceeds if warrants are exercised for $1.60. We further note your disclosure on

page 15 that approximately $554,000 in warrants were exercised at $1.60 since June 30, 2014. Please balance your disclosure on page 3 by explaining the factors that limit the number of warrants that may be exercised at $1.60.

3.   We note your reference on page 3 and throughout the registration statement to your receipt of an "SEC 'No Comment' Letter" during your bankruptcy. Please balance this disclosure by clarifying that the SEC's letter should not be interpreted as approval of the debtor's Disclosure Statement or the debtor's Plan of Reorganization.

4.   Please expand upon your disclosure to describe the business of each of your current portfolio companies, including Brighter Day Health and Shaw Capital Management. We note that your website states that you have additional portfolio companies: GW Pharmaceuticals and Bhang Financial. Please reconcile this with your disclosure in the registration statement. Finally, please explain in more detail your investment "across the Cannabis Index" and your business operations as it relates to cannabis companies.

5.   We note your disclosure regarding your acquisition and investment pipeline. Please tell us whether you have identified any probable acquisitions. If you have not identified any probable acquisitions, then remove the disclosure regarding your potential pipeline from your registration statement or explain to us why such disclosure is appropriate.

Item 1A. Risk Factors, page 4

6.   Please include a risk factor at the beginning of your Risk Factor that discusses your auditor's opinion that there is a substantial doubt about your ability to continue as a going concern. The risk factor should address that you have experienced net losses in the reported periods.

7.   Please add risk factor disclosure regarding your management's lack of experience in running a public company with reporting obligations or advise.

8.   Please add risk factor disclosure to discuss any risks associated with the dilutive effect of the exercise of your outstanding warrants.

9.   We note that your management and directors own 40.55% of your outstanding stock. Please add risk factor disclosure regarding your management's ability to exercise significant control over the company.

Our actual results could differ materially from those anticipated in our forward-looking statements, page 5

10.   We note your statement that you do not undertake any obligation to update or revise any forward-looking statements. Please revise your disclosure and confirm to us that you will update or revise your disclosure as required by law.

Item 4. Security Ownership of Certain Beneficial Owners of Management, page 11

11.   Please revise your table of beneficial ownership to provide the address for each holder. See Item 403(a) of Regulation S-K for guidance.

12.   Please revise your table of security ownership of management to include management's ownership of your outstanding warrants or advise.

Item 5. Directors and Executive Officers, page 12

13.   Please revise this section to specify each officer and director's business experience during the past five years. Refer to Item 401(e) of Regulation S-K.

14.   We note that Mr. Billingsley and your predecessor entity were the subject of a cease and desist order. Please explain to us in detail why this information is not material to an evaluation of the ability or integrity of a director or executive officer of your company or revise to disclose the prior cease and desist order.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 13

15.   We note your disclosure on page 13 regarding the $944,000 loan to Mr. Billingsley that was mutually rescinded in June 2014. Please revise your disclosure to explain why Mr. Billingsley's shares remain in escrow. Please also reconcile this with your disclosure on page 12 indicating that Mr. Billingsley's shares are voluntarily held by the Corporate Law Group under a safekeeping receipt.

16.   We note your disclosure on page 13 that all directors are not officers except Mr. Billingsley. Please reconcile this with your disclosure on page 12, indicating that Messrs. Shaul and Blazeck are both officers and directors of your company. Please also provide the disclosure required by Item 407(a) of Regulation S-K.

Item 8. Legal Proceedings, page 13

17.   We note your disclosure on page 13 that you have rescinded your agreement with Bang Chocolate Company, Inc. Please clarify whether Bhang Chocolate Company, Inc. continues to be one of your portfolio companies.

Item 11. Description of Registrant's Securities to be Registered, page 15

18.   We note your disclosure on page 15 that the company can call warrants that are not exercised timely. We further note from Exhibit 4.1 that the warrants issued pursuant to the bankruptcy plan had an expiration date that was extended. Please revise this section to disclose the expiration dates for all outstanding warrants.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

Chet Billingsley
Mentor Capital, Inc.
December 15, 2014
Page 4

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel